5 May 2006



HBOS plc

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

Dear Sirs,

SUPPL

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st **April 2006 to 30th April 2006**.

Updated disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act 1934.

Announcements made to the London Stock Exchange:-

03.04.06	Director/PDMR Shareholding
03.04.06	Director/PDMR Shareholding
04.04.06	Transaction in Own Shares
04.04.06	Rule 8 disclosure – Pendragon plc
04.04.06	Director/PDMR Shareholding
04.04.06	Director/PDMR Shareholding
05.04.06	Transaction in Own Shares
05.04.06	Director/PDMR Shareholding
06.04.06	Transaction in Own Shares
06.04.06	Halifax House Price Index March 2006
06.04.06	Director/PDMR Shareholding
06.04.06	Director/PDMR Shareholding
07.04.06	Transaction in Own Shares
10.04.06	Result of Meeting
11.04.06	Transaction in Own Shares
12.04.06	Transaction in Own Shares
13.04.06	Transaction in Own Shares
13.04.06	Director/PDMR Shareholding
18.04.06	Transaction in Own Shares
19.04.06	Transaction in Own Shares
19.04.06	Director/PDMR Shareholding
20.04.06	Rule 8 disclosure – Mitchells & Butler plc
20.04.06	Cancellation of Treasury Shares

dlw 5/11

21.04.06	Transaction in Own Shares
24.04.06	Transaction in Own Shares
24.04.06	Rule 8 disclosure – Pendragon plc
25.04.06	HBOS AGM Statement 2006
25.04.06	Rule 8 disclosure – Pendragon plc
26.04.06	Result of AGM
26.04.06	Director/PDMR Shareholding
26.04.06	Publication of Final Terms – Treasury Services
27.04.06	Transaction in Own Shares
27.04.06	Rule 8.3 – Pendragon plc
28.04.06	Director/PDMR Shareholding
28.04.06	Annual Information Update
28.04.06	Publication of Final Terms – Treasury Services
28.04.06	Transaction in Own Shares

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	196,372 Shares registered on 03.04.2006
1 Form 88(2)'s - Return of Allotment of	124,606 Shares registered on 04.04.2006
1 Form 88(2)'s - Return of Allotment of	131,611 Shares registered on 05.04.2006
1 Form 88(2)'s - Return of Allotment of	143,156 Shares registered on 06.04.2006
1 Form 88(2)'s - Return of Allotment of	105,525 Shares registered on 07.04.2006
1 Form 88(2)'s - Return of Allotment of	161,274 Shares registered on 10.04.2006
1 Form 88(2)'s - Return of Allotment of	90,661 Shares registered on 11.04.2006
1 Form 88(2)'s - Return of Allotment of	118,908 Shares registered on 12.04.2006
1 Form 88(2)'s - Return of Allotment of	65 338 Shares registered on 13.04.2006
1 Form 88(2)'s - Return of Allotment of	70,669 Shares registered on 18.04.2006
1 Form 88(2)'s - Return of Allotment of	76,768 Shares registered on 19.04.2006
1 Form 88(2)'s - Return of Allotment of	73,066 Shares registered on 20.04.2006
1 Form 88(2)'s - Return of Allotment of	215 974 Shares registered on 21.04.2006
1 Form 88(2)'s - Return of Allotment of	151,595 Shares registered on 24.04.2006
1 Form 88(2)'s - Return of Allotment of	252,825 Shares registered on 25.04.2006
1 Form 88(2)'s - Return of Allotment of	144,383 Shares registered on 26.04.2006
1 Form 88(2)'s - Return of Allotment of	211,506 Shares registered on 27.04.2006
1 Form 88(2)'s - Return of Allotment of	214,380 Shares registered on 28.04.2006

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 16.03.2006

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully



Kenny Melville
Assistant Company Secretary

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RECEIVED

2006 MAY 11 P 12:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:38 03-Apr-06
Number	8762A

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company received notification on 3rd April 2006 that HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
135,095	963.31p

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

In conclusion, the Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,585,672 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:39 03-Apr-06
Number	8965A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)...................................

3. Name of *person discharging managerial responsibilities/director*

James Crosby

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Sale

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* d sposed

200,000

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£9.69

14. Date and place of transaction

31 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

135,657

16. Date issuer informed of transaction

31 March 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

3 April 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 04-Apr-06
Number	9082A

HBOS plc announces that on 03 April 2006 it purchased 900,000 of its ordinary shares at a price of 960.8087 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,871,000 of its ordinary shares in Treasury and has a total of 3,819,954,406 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pendragon plc
Released	13:21 04-Apr-06
Number	9535A



FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pendragon plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	3 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,326,830	(1.773%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,326,830	(1.773%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	24	£6.405

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
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Regulatory Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:14 04-Apr-06
Number	9783A

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited ('the Trustee')

The Company has today received notification that ordinary shares of 25p each had been released by the Trustee as follows:-

Date Released	No. of Shares Released	No. of Released Shares Sold	Share Price at which Shares Sold
31/03/2006	723	297	£9.6912
03/04/2006	20,000	8,200	£9.6050

The Executive Directors of the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 4,126,167 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:32 04-Apr-06
Number	9826A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)...................................

3. Name of *person discharging managerial responsibilities/director*

Lindsay Mackay

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Mrs Linda Ann Mackay

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 4. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Transfer of shares into an ISA in the name of Mrs L.A. Mackay through a sale and re-purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

720

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* d sposed

728

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£9.6612 (Sale)
£9.6638 (Purchase)

14. Date and place of transaction

31 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

73,518

16. Date issuer informed of transaction

3 April 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

4 April 2006

END
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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 05-Apr-06
Number	9972A

HBOS plc announces that on 04 April 2006 it purchased 800,000 of its ordinary shares at a price of 961.0833 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,671,000 of its ordinary shares in Treasury and has a total of 3,819,279,012 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:27 05-Apr-06
Number	0679B

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Save As You Earn
Halifax Sharesave Scheme
HBOS Sharesave Plan
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	9,438	05/04/2006
Halifax Sharesave Scheme	18,349	05/04/2006
HBOS Sharesave Plan	25,235	05/04/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,532,650 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 06-Apr-06
Number	0750B

HBOS plc announces that on 05 April 2006 it purchased 650,000 of its ordinary shares at a price of 955.7740 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,321,000 of its ordinary shares in Treasury and has a total of 3,818,760,623 ordinary shares (excluding shares held in Treasury) in issue.

END

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council tax bills are, however, expected to curb demand. UK house prices are forecast to rise by 3% in 2006, broadly in line with the predicted rise in retail price inflation.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 0.9% in March and by 1.6% in the first quarter of 2006 with the average house price breaking the £175,000 barrier for the first time.

The rise in prices in the first three months of 2006 was, however, smaller than the gains recorded in the two final quarters of 2005. There are also signs that housing market activity may be beginning to level off.

The weakening in the labour market, the continuing high level of house prices in relation to earnings and pressure on householders' finances from the recent hikes in utility and council tax bills are all expected to curb demand in the coming months, therefore preventing a sustained acceleration in house price inflation."

Biggest price gains in Wales, East Anglia and East Midlands in 2006 Q1 ......

The biggest house price rises in the first quarter of 2006 were in Wales (4.5%), East Anglia (3.4%) and East Midlands (3.0%).

The average price in both East Midlands (£153,592) and Wales (£150,527) passed the £150,000 landmark for the first time in Quarter 1. The average price is now below £150,000 in only four regions: North, Yorkshire & the Humber, North West and Scotland.

The North (-1.2%) was the only region to record a house price fall in Quarter 1. This modest decline, however, needs to be viewed in the context of a 147% rise in the average price in the region over the past five years. Moreover, we do not expect this recent fall to mark the beginning of a downward trend in property prices in the North.

Annual house price inflation in single digits in all British regions ......

Annual house price inflation in 2006 Quarter 1 was in single digits in all the regions of Britain. The biggest gains in house prices over the past year have been in the North West (9.4%), Yorkshire and the Humber (9.3%) and Wales (8.8%). The smallest increases have been in the South West (1.7%), South East (2.1%) and East Midlands (3.7%).

The annual rate of house price inflation has slowed in all the regions of Britain over the past 12 months with the exception of Greater London where the increase in the past year (7.2%) outstrips the gain in the preceding 12 months (1.1%).

North/south divide at its smallest for eight and a half years ......

The faster house price growth in the north over the last 12 months has caused the ratio between prices in the north and south[1] to narrow to its smallest for eight and a half years. The average price in the south stood at 1.56 times the average in the north in 2006 Quarter 1 compared with a peak of 2.19 times in 2002 Quarter 2, and is below the 1.69 average recorded since 1983.

In monetary terms, the differential between the average price in the south and its equivalent in the north has fallen by £12,350 over the past two years with prices in the south £79,400

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-Mar2006
Released	08:00 06-Apr-06
Number	0574B

Halifax House Price Index

National Index **March 2006**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 567.1 Monthly Change 0.9% Annual Change 6.2%

Standardised Average Price (seasonally adjusted) £175,215

Key Points

- House prices increased by 0.9% in March and by 1.6% in the first quarter of 2006. The rise prices was smaller than the 2.3% gain in 2005 Quarter 4.

- The annual rate of house price inflation, at 6.2%, shows a strengthening in price grow compared with the trough of 3% in 2005 Quarter 3, but is stil significantly lower than a yea ago (9.7% in 2005 Q1).

- The biggest house price rises in the first quarter of 2006 were in Wales (4.5%), East Angl (3.4%) and East Midlands (3.0%). The average price in both East Midlands (£153,592) ar Wales (£150,527) passed the £150,000 landmark for the first time in Quarter 1. The averag price is now below £150,000 in only four regions: North, Yorkshire & the Humber, North We and Scotland.

- Annual house price inflation in 2006 Quarter 1 was in single digits in all the regions of Britain The biggest gains in house prices over the past year have been in the North West (9.4% Yorkshire and the Humber (9.3%) and Wales (8.8%). The smallest increases have been the South West (1.7%), South East (2.1%) and East Midlands (3.7%).

- The annual rate of house price inflation has slowed in all the regions of Britain over the pa 12 months with the exception of Greater London where the increase in the past year (7.2% outstrips the gain in the preceding 12 months (1.1%).

- The ratio of property prices in the north to those in the south has narrowed to its smallest fo eight and a half years. In monetary terms, the differential between the average price in th south and its equivalent in the north has fallen by £12,350 over the past two years with price in the south £79,400 higher than in the north in 2006 Quarter 1. This is £19,600 lower than early 2003 when the north/south differential stood at a record £99,000.

- Housing demand remains well underpinned by a strengthening economy, high employme and low interest rates. Labour market weakening, the continuing high level of house prices relation to earnings and pressure on householders' finances from the recent hikes in utility ar

higher than in the north in 2006 Quarter 1. This is £19,600 lower than in early 2003 when the north/south differential stood at a record £99,000.

Prices in Greater London now stand at less than twice the average in Yorkshire & the Humber, for example. Four years ago, the average price in the capital was almost three times that in Yorkshire & the Humber.

Signs that activity levels may be flattening out ......

The latest figures suggest that the level of housing market activity may be levelling out following a marked improvement during the second half of 2005.

The number of mortgage approvals to fund house purchase fell for the first time in 15 months in February, according to the latest Bank of England figures. Nonetheless, the number of loans, at 115,000, on a seasonally adjusted basis, was 34% higher than in February 2005.

The latest RICS survey reported that the number of completed sales has stabilised since the beginning of the year.

Number of factors likely to prevent acceleration in house prices ......

Housing demand remains well underpinned by a strengthening economy, a near record high level of employment and low interest rates. These factors will continue to support the market over the remainder of 2006.

Labour market conditions, however, have become softer in recent months, reflecting the recent relatively sluggish performance of the UK economy. For example, the number of people in employment in the three months to January 2006 was 7,000 lower than in the preceding three months.

The weakening in the labour market and the continuing high level of house prices in relation to earnings are expected to curb housing demand. At the same time, the recently announced substantial increases in utility bills and above inflation council tax rises will put pressure on householders' finances, also dampening housing demand. These developments should prevent a sustained acceleration in house price inflation.

NOTE: The 6.2% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

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calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

5 April 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

30 March 2006. (Effective from 1 January 2006)

18. Period during which or date on which it can be exercised

Release Date - March 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

Ordinary shares of 25p each, fully paid

a) 51,203
b) 58,883
c) 70,148
d) 56,323

(up to 200% of the number of shares awarded may vest on the Release Date, subject to performance conditions as defined in the Rules of the Plan)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Awards granted at a price of £9.765 per share (shares acquired under the Plan are acquired free of charge but subject to performance conditions as defined in the Rules of the Plan)

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:34 06-Apr-06
Number	1558B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)..................................

3. Name of *person discharging managerial responsibilities/director*

a) Peter Cummings
b) Phil Hodkinson
c) Andy Hornby
d) Colin Matthew

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

Directors have been granted conditional awards of shares under the HBOS plc Long Term Executive Bonus Plan (the 'Plan')

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when

22. Total number of *shares* or debentures over which options held following notification

a) 124,048
b) 170,021
c) 224,569
d) 356,096

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

6 April 2006

END
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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:35 06-Apr-06
Number	1559B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

a) Harry Baines
b) Jo Dawson
c) Mark Duffy
d) John Edwards
e) David Fisher
f) Peter Hickman
g) Heather Jackson
h) Ian Kerr
i) Lindsay Mackay
j) Shane O'Riordain
k) Mark Parker
l) Ian Robertson
m) Grenville Turner
n) Dan Watkins
o) David Willis
p) Mike Wooderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

The PDMRs detailed in 3. above have been granted conditional awards of shares under the HBOS plc Long Term Executive Bonus Plan (the 'Plan')

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

5 April 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

30 March 2006.
(Effective from 1 January 2006 other than in respect of the award detailed in 20. c) (i) below which is effective from January 2005)

18. Period during which or date on which it can be exercised

Release Date - March 2009
(other than in respect of the award detailed in 20. c) (i) below where the release date is March 2008)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

Close

Ordinary shares of 25p each, fully paid

a) 18,774
b) 24,236
c) (i) 28,038 (2005 Award) and (ii) 28,189
d) 23,212
e) 16,385
f) 22,529
g) 17,750
h) 12,288
i) 18,774
j) 16,385
k) 16,726
l) 20,481
m) 11,264
n) 18,433
o) 24,731
p) 22,529

(up to 200% of the number of shares awarded may vest on the Release Date subject to performance conditions as defined in the Rules of the Plan)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Awards granted at a price of £9.765 per share other than in respect of the Award detailed in 20. c) (i) above, where the Award was granted at a price of £8.40. Shares acquired under the Plan are acquired free of charge but subject to performance conditions as defined in the Rules of the Plan.

22. Total number of *shares* or debentures over which options held following notification

a) 89,070
b) 82,519
c) 70,113
d) 74,117
e) 54,841
f) 52,935
g) 61,551
h) 68,753
i) 66,615
j) 111,007
k) 67,332
l) 125,365
m) 56,892
n) 66,448
o) 78,009
p) 106,390

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

6 April 2006
END
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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 07-Apr-06
Number	1661B

HBOS plc announces that on 06 April 2006 it purchased 500,000 of its ordinary shares at a price of 958.9582 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,821,000 of its ordinary shares in Treasury and has a total of 3,818,403,779 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Result of Meeting
Released	11:47 10-Apr-06
Number	2825B

CLASS MEETING OF THE HOLDERS OF THE NON-CUMULATIVE 6.8884% PREFERENCE SHARES OF £1 EACH IN HBOS plc

-

Following the Class Meeting held on Monday 10 April 2006, at 33 Old Broad Street, London, EC2N 1HZ, the resolution was passed.

A poll was held on the resolutions and the results are detailed below.

Company Name: HBOS plc

Meeting Date: 10 April 2006

Issued share capital at meeting date (Non-cumulative 6.0884% Preference Shares): 750,000

Number of votes per share: one

Meeting type (AGM/EGM): Class

	Resolution (No. as noted on proxy form)	Shares For	Shares Against	Shares Marked As Votes Withheld / Abstentions	Poll Yes/No	% of votes in favour
1	To sanction every variation or abrogation of the rights attached to the Non-cumulative 6.0884% Preference Shares of HBOS plc which is or may be involved in or effected by the passing or implementation of Resolution 19 set out in the notice convening the Annual General Meeting of HBOS plc for 25 April 2006	333,419	3	7,400	yes	100%

In accordance with the provisions of paragraph 9.31 of the Listing Rules copies of the relevant resolution have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No 020 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 11-Apr-06
Number	3247B

HBOS plc announces that on 10 April 2006 it purchased 500,000 of its ordinary shares at a price of 943.1950 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,321,000 of its ordinary shares in Treasury and has a total of 3,818,170,578 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 12-Apr-06
Number	3935B

HBOS plc announces that on 11 April 2006 it purchased 1,000,000 of its ordinary shares at a price of 936.2219 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,321,000 of its ordinary shares in Treasury and has a total of 3,817,261,239 ordinary shares (excluding shares held in Treasury) in issue.

END

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Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	10:06 12-Apr-06
Number	4183B

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q), the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z) and the Supplemental Prospectus dated 23rd March 2006 was published on 23rd March 2006 (Regulatory Announcement number 3364A).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 30,000,000 CMS Floating Rate Notes due 12 April 2021, ISIN No. XS0250095097

http://www.rns-pdf.londonstockexchange.com/rns/4183b_-2006-4-12.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	14:16 12-Apr-06
Number	4185B

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q), the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z) and the Supplemental Prospectus dated 23rd March 2006 was published on 23rd March 2006 (Regulatory Announcement number 3364A).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 79,500,000 Fixed Rate/CMS Linked Target Redemption Notes due 10 April 2026, ISIN No. XS0248468901

http://www.rns-pdf.londonstockexchange.com/rns/4185b_-2006-4-12.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 13-Apr-06
Number	4783B

HBOS plc announces that on 12 April 2006 it purchased 500,000 of its ordinary shares at a price of 933.1053 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,821,000 of its ordinary shares in Treasury and has a total of 3,816,880,147 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:06 13-Apr-06
Number	5124B

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Save As You Earn
Halifax Sharesave Scheme
HBOS Sharesave Plan
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	6,183	13/04/2006
Halifax Sharesave Scheme	2,115	13/04/2006
HBOS Sharesave Plan	2,588	13/04/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,521,764 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 18-Apr-06
Number	5517B

HBOS plc announces that on 13 April 2006 it purchased 500,000 of its ordinary shares at a price of 941.2506 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,321,000 of its ordinary shares in Treasury and has a total of 3,816,445,485 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 19-Apr-06
Number	6243B

HBOS plc announces that on 18 April 2006 it purchased 750,000 of its ordinary shares at a price of 938.9818 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,071,000 of its ordinary shares in Treasury and has a total of 3,815,766,154 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:33 19-Apr-06
Number	6884B

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Save As You Earn
HBOS Sharesave Plan
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	8,661	19/04/2006
HBOS Sharesave Plan	11,375	19/04/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,501,728 shares still held by the QUEST.

END

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(b) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	43,700	£4.904

This transaction has taken place as a consequence of trading by an All-Share Tracker Fund. The Panel Executive has informed HBOS plc on an exparte basis that such transactions are permitted and have no Code consequences.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- Mitchels & Butler
Released	12:03 20-Apr-06
Number	7359B

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Mitchells & Butlers plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 7.0833p
Date of dealing	19 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	979,763 (0.200%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	979,763 (0.200 %)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			

END

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4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
N/A

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**20 April 2006**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**
Name of offeree/offeror with which associated	**R20 (Investment vehicle of Robert Tchenguiz)**
Specify category and nature of associate status (Note 10)	**Concert Party**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation : Treasury Share
Released	15:40 20-Apr-06
Number	7602B

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 20 April 2006, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 1,071,000 of its ordinary shares in Treasury and has a total on 3,815,915,988 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 140,000,000.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 21-Apr-06
Number	7718B

HBOS plc announces that on 20 April 2006 it purchased 1,000,000 of its ordinary shares at a price of 958.2897 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,071,000 of its ordinary shares in Treasury and has a total of 3,814,915,988 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 24-Apr-06
Number	8395B

HBOS plc announces that on 21 April 2006 it purchased 800,000 of its ordinary shares at a price of 967.5102 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,871,000 of its ordinary shares in Treasury and has a total of 3,814,331,962 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pendragon plc
Released	12:03 24-Apr-06
Number	8745B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pendragon plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	21 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,282,031	(1.739%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,282,031	(1.739%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short

	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	44,800	£6.155

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

relates
(Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 April 2006
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	HBOS AGM Statement 2006
Released	11:34 25-Apr-06
Number	9416B

HBOS AGM STATEMENT 2006

The following is an extract from the statement made by James Crosby, Chief Executive of HBOS plc at the company's Annual General Meeting held today, 25th April 2006, in Manchester:

Overall, current trading and financial performance at HBOS is robust and in line with market expectations. We expect to deliver on our overall cost target and to generate continuing earnings growth from broadly stable margins supported by a good contribution from non-interest income.

The UK economy is showing signs of steady improvement and a return to the trend growth rate of 2.5%. At this stage, we continue to focus on striking the right balance between growth and returns in each of our markets. Delivery of enduring shareholder value remains at the heart of the HBOS strategy.

In the housing market our share of net lending is running at similar levels to the first half of 2005, whilst our share of gross lending is running roughly in line with our share of stock. We continue to experience good growth in credit cards and banking and savings products, whilst our appetite for unsecured loan growth remains subdued.

Corporate trading conditions remain robust. Our originations are again exceeding asset retentions, with our hold appetite continuing to reflect the value to shareholders of greater origination and disciplined sell down.

The environment for our insurance and investment businesses is encouraging. Sales of investment products are particularly strong across all channels. General Insurance trading volumes remain robust with strong growth in household insurance sales being balanced by slower sales of motor and repayment insurance, the latter reflecting our caution in unsecured lending markets.

Across our International businesses, business volumes are robust with very encouraging progress being made in the development of our commercial banking and retail interests in Australia and Ireland.

Credit quality and performance in each of our lending businesses is a continuation of previously reported trends. Our overall impairment charge is expected to be in line with market expectations. This reflects good Corporate credit conditions and resilient secured Retail credit experience alongside the expectation that unsecured impairments will take longer to mirror these trends.

We continue to return surplus capital to shareholders and to date, share buybacks for the 2006 programme total £268m.

Trading so far this year confirms our confidence that 2006 will be a good year for value creation at HBOS.

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934.

These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, and competitive and general operating conditions.

Contact details:

Investor Relations

Charles Wycks

Director of Investor Relations

07747 790456

charleswycks@hbosplc.com

John Hope

Director, Investor Relations

07836 701348

johnhope@hbosplc.com

Press Office

Shane O'Riordain

General Manager, Group Communications

07770 544585

shaneo'riordain@hbosplc.com

Mark Hemingway

Head of Media Relations

07831 390751

markhemingway@hbosplc.com

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pendragon plc
Released	11:52 25-Apr-06
Number	9450B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pendragon plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	24 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,232,031	(1.701%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,232,031	(1.701%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short

	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	50,000	£6.055

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

relates
(Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 April 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Result of AGM
Released	10:39 26-Apr-06
Number	0105C

ANNUAL GENERAL MEETING OF HBOS PLC

Company Name:	**HBOS plc**
Meeting Date:	**25 April 2006**
Venue:	**Manchester International Convention Centre, Windm Manchester, M2 3GX**
Number of ordinary shares in issue at meeting date (excluding Treasury Shares):	**3,814,736,382**
Number of 6.0884% Non-Cumulative Preference shares in issue at meeting date (Resolution 19 only):	**750,000**
Number of votes per share:	**one**
Meeting type AGM/EGM:	**AGM**

No	Resolution	Shares For	Shares Against	Shares Marked As Votes Withheld	PollYes/N
1	To receive the Report and Accounts	1,861,160,735	3,293,180	12,684,299	ye
2	To approve the Report on remuneration policy and practice	1,849,382,838	24,648,256	2,650,478	ye
3	To declare a final dividend	1,876,304,476	325,048	449,937	ye
4	To elect Peter Cummings	1,870,629,146	3,084,658	2,763,697	ye
5	To elect Karen Jones	1,869,977,424	3,649,927	2,923,222	ye
6	To re-elect Andy Hornby	1,871,157,822	3,435,307	2,188,565	ye
7	To re-elect Phil Hodkinson	1,871,127,260	3,246,054	2,316,758	ye
8	To re-elect Sir Ronald Garrick	1,869,623,203	4,604,748	2,462,285	ye
9	To re-elect Coline McConville	1,863,165,018	11,061,388	2,380,745	ye
10	To re-appoint KPMG Audit Plc as auditors	1,798,732,173	37,924,401	40,230,188	ye
11	To approve the increase in authorised preference share capital	1,849,654,799	21,131,934	5,752,524	ye
12	To authorise power of the Directors to allot shares	1,848,738,413	24,111,170	3,839,200	ye
13	To authorise the allotment of shares for cash	1,859,824,650	13,440,167	3,345,290	ye
14	To authorise the repurchase of ordinary shares	1,867,646,567	5,724,526	2,633,826	ye
15	To approve political donations and expenditure	1,810,176,377	57,576,033	8,064,510	ye
16	To approve and adopt the rules of the HBOS plc Extended Short Term Incentive Plan	1,793,670,695	53,296,126	28,766,381	ye
17	To approve the amendments to the Articles of Association	1,844,667,126	22,680,634	8,190,130	ye
18	To approve the amendments to the Memorandum of Association	1,862,889,844	6,546,716	6,109,951	ye
19	To approve further amendment to the Articles of Association #	1,858,590,146	7,839,712	9,084,856	ye

Includes 6.0884% Non-cumulative Preference Shares

Copies of the relevant resolutions have been submitted to the UK Listing Authority and will shortly l for inspection at the UK Listing Authority's Document Viewing Facili:y, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:01 26-Apr-06
Number	0333C

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Save As You Earn
HBOS Sharesave Plan
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	8,066	26/04/2006
HBOS Sharesave Plan	13,189	26/04/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,480,473 shares still held by the QUEST.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	15:31 26-Apr-06
Number	0471C

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q), the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z) and the Supplemental Prospectus dated 23rd March 2006 was published on 23rd March 2006 (Regulatory Announcement number 3364A).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 1,000,000,000 Floating Rate Notes due 26 April 2011, ISIN No. XS0252333017

http://www.rns-pdf.londonstockexchange.com/rns/0471c_-2006-4-26.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 27-Apr-06
Number	0688C

HBOS plc announces that on 26 April 2006 it purchased 700,000 of its ordinary shares at a price of 973.6571 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,571,000 of its ordinary shares in Treasury and has a total of 3,814,182,711 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pendragon plc
Released	14:56 27-Apr-06
Number	1235C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pendragon plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	26 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,159,794	(1.646%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,159,794	(1.646%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short

	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	72,237	£6.000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 April 2006
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 28-Apr-06
Number	1462C

HBOS plc announces that on 27 April 2006 it purchased 1,000,000 of its ordinary shares at a price of 963.7136 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,571,000 of its ordinary shares in Treasury and has a total of 3,813,394,217 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:00 28-Apr-06
Number	1730C

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q), the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z) and the Supplemental Prospectus dated 23rd March 2006 was published on 23rd March 2006 (Regulatory Announcement number 3364A).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 1,000,000,000 Floating Rate Notes due 26 April 2011, ISIN No. XS0252333017

http://www.rns-pdf.londonstockexchange.com/rns/1730c_-2006-4-28.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Annual Information Update
Released	16:46 28-Apr-06
Number	2288C

HBOS plc - Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, HBOS plc (the 'Company') submits the Annual Information Update (the 'Update') referring to information published or made available to the public over the 12 months ended 27th April 2006, in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The information referred to in this Update was up to date at the time of publication, however such disclosures may, at any time, become out of date as a result of changing circumstances.

Documents published via a Regulatory Information Service

Set out below is a list of the announcements that have been made via RNS, a Regulatory Information Service, during the 12 months ended 27th April 2006. Details of all regulatory announcements made can be found, in full, on the London Stock Exchange website at www.londonstockexchange.com.

The information was submitted to the Securities and Exchange Commission ('SEC') pursuant to and in compliance with the Company's obligations under Rule 12g3-2(b). This information has also been submitted to other EEA States in compliance with the Company's obligations under Community and National laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

Date:	Announcement:
28.04.05	Transaction in Own Shares
28.04.05	Results of AGM
28.04.05	Rule 8 disclosure - Allied Domecq plc
28.04.05	Rule 8 disclosure - Shell T & T plc
28.04.05	Listing Particulars
29.04.05	Transaction in Own Shares
29.04.05	Rule 8 disclosure - Shell T & T plc
29.04.05	Rule 8 disclosure - Shell T & T plc
29.04.05	Rule 8 disclosure - Allied Domecq plc
29.04.05	Director Shareholding
03.05.05	Additional Listing – Treasury Services
03.05.05	Rule 8 disclosure - Hit Entertainment
03.05.05	Rule 8 disclosure - Crest Nicholson plc
03.05.05	Rule 8 disclosure - Singer & Friedlander
03.05.05	Rule 8 disclosure - Allied Domecq plc
03.05.05	Rule 8 disclosure - Shell T & T plc
03.05.05	Director Shareholding
03.05.05	Listing Particulars
04.05.05	Rule 8 disclosure - Allied Domecq plc
04.05.05	Rule 8 disclosure - Singer & Friedlander
04.05.05	Rule 8 disclosure - Shell T & T plc
04.05.05	Rule 8 disclosure - Shell T & T plc
04.05.05	Directorate Change

05.05.05	Transaction in Own Shares
05.05.05	Shareholder Circular (Halifax plc)
05.05.05	Posting of Shareholder Circular (Halifax plc)
05.05.05	Rule 8 disclosure - Allied Domecq plc
05.05.05	Rule 8 disclosure - Shell T & T plc
05.05.05	Director Shareholding
05.05.05	Director Shareholding
06.05.05	Transaction in Own Shares
06.05.05	Halifax House Price Index April 2005
06.05.05	Rule 8 disclosure - Shell T & T plc
09.05.05	Rule 8 disclosure - Shell T & T plc
09.05.05	Rule 8 disclosure - Allied Domecq plc
10.05.05	Transaction in Own Shares - amendment
10.05.05	Rule 8 disclosure - Shell T & T plc
11.05.05	Transaction in Own Shares
11.05.05	Rule 8 disclosure - Shell T & T plc
11.05.05	Director Shareholding
12.05.05	Transaction in Own Shares
12.05.05	Rule 8 disclosure - Shell T & T plc
12.05.05	Rule 8 disclosure - Allied Domecq plc
12.05.05	Rule 8 disclosure - Allied Domecq plc
12.05.05	Rule 8 disclosure - Singer & Friedlander
12.05.05	Rule 8 disclosure - Ulster Television
12.05.05	Director Shareholding
13.05.05	Rule 8 disclosure - Shell T & T plc
13.05.05	Rule 8 disclosure - Allied Domecq plc
16.05.05	Rule 8 disclosure - Allied Domecq plc
16.05.05	Rule 8 disclosure - Shell T & T plc
17.05.05	Rule 8 disclosure - Shell T & T plc
17.05.05	Rule 8 disclosure - Shell T & T plc
18.05.05	Rule 8 disclosure - Ulster Television
18.05.05	Rule 8 disclosure - Allied Domecq plc
18.05.05	Rule 8 disclosure - Shell Transport
19.05.05	Director Shareholding
19.05.05	Rule 8 disclosure - Allied Domecq plc
19.05.05	Rule 8 disclosure - Shell T & T plc
20.05.05	Rule 8 disclosure - Allied Domecq plc
20.05.05	Rule 8 disclosure - Shell T & T plc
20.05.05	Director Shareholding
23.05.05	Rule 8 disclosure - Shell T & T plc
23.05.05	Rule 8 disclosure - Allied Domecq plc
24.05.05	Rule 8 disclosure - Allied Domecq plc
24.05.05	Rule 8 disclosure - Shell T & T plc
25.05.05	Transaction in Own Shares
25.05.05	Director Shareholding
25.05.05	Director Shareholding
25.05.05	Rule 8 disclosure - Allied Domecq plc
25.05.05	Rule 8 disclosure - Shell T & T plc
26.05.05	Transaction in Own Shares
26.05.05	Rule 8 disclosure - Allied Domecq plc
26.05.05	Rule 8 disclosure - Shell T & T plc
26.05.05	Director Shareholding
27.05.05	Transaction in Own Shares
27.05.05	Rule 8 disclosure - Allied Domecq plc
27.05.05	Rule 8 disclosure - Shell T & T plc
31.05.05	Rule 8 disclosure - Allied Domecq plc
31.05.05	Rule 8 disclosure - Shell T & T plc
01.06.05	HBOS Pre-close Trading Statement
01.06.05	IFRS 2004 Restatement (Part 1)
01.06.05	IFRS 2004 Restatement (Part 2)
01.06.05	IFRS 2004 Restatement (Part 3)
01.06.05	Rule 8 disclosure - Allied Domecq plc
01.06.05	Rule 8 disclosure - Shell T & T plc
01.06.05	Rule 8 disclosure - Allied Domecq plc
01.06.05	Rule 8 disclosure - Shell T & T plc

02.06.05	Transaction in Own Shares
02.06.05	Rule 8 disclosure - Shell T & T plc
02.06.05	Director shareholding
03.06.05	Rule 8 disclosure - Shell T & T plc
03.06.05	Rule 8 disclosure - Shell T & T plc
03.06.05	Rule 8 disclosure - Allied Domecq plc
03.06.05	Rule 8 disclosure - Allied Domecq plc
06.06.05	Transaction in Own Shares
06.06.05	Rule 8 disclosure - Allied Domecq plc
06.06.05	Rule 8 disclosure - Shell T & T plc
06.06.05	Result of EGM
06.06.05	Result of EGM - Documents on display
07.06.05	Transaction in Own Shares
07.06.05	Halifax House Price Index May 2005
07.06.05	Rule 8 disclosure - Allied Domecq plc
07.06.05	Rule 8 disclosure - Somerfield plc
07.06.05	Rule 8 disclosure - Shell T & T plc
07.06.05	Director Shareholding
08.06.05	Rule 8 disclosure - Shell T & T plc
08.06.05	Rule 8 disclosure - Allied Domecq plc
09.06.05	Cancellation of Treasury Shares
09.06.05	Rule 8 disclosure - Allied Domecq plc
09.06.05	Rule 8 disclosure - Shell T & T plc
09.06.05	Director shareholding
10.06.05	Transaction in Own Shares
10.06.05	Rule 8 disclosure - Shell T & T plc
10.06.05	Rule 8 disclosure - Allied Domecq plc
10.06.05	Holding(s) in Company
13.06.05	Rule 8 disclosure - Shell T & T plc
13.06.05	Rule 8 disclosure - Allied Domecq plc
13.06.05	Holding(s) in Company
14.06.05	Rule 8 disclosure - Allied Domecq plc
14.06.05	Rule 8 disclosure - Shell T & T plc
15.06.05	Rule 8 disclosure - Allied Domecq plc
15.06.05	Rule 8 disclosure - Shell T & T plc
15.06.05	Holding(s) in Company
16.06.05	Rule 8 disclosure - Shell T & T plc
16.06.05	Rule 8 disclosure - Allied Domecq plc
16.06.05	Director/PDMR shareholding
17.06.05	Acquisition of MLP Life
17.06.05	Rule 8 disclosure - Allied Domecq plc
17.06.05	Rule 8 disclosure - Shell T & T plc
20.06.05	Rule 8 disclosure - Shell T & T plc
20.06.05	Rule 8 disclosure - Allied Domecq plc
20.06.05	Director/PDMR shareholding
21.06.05	Transaction in own shares
21.06.05	Rule 8 disclosure - Shell T & T
21.06.05	Rule 8 disclosure - Allied Domecq plc
22.06.05	Directorate Change
22.06.05	Rule 8 disclosure - Allied Domecq plc
22.06.05	Rule 8 disclosure - Shell T & T plc
22.06.05	Director/PDMR Shareholding
23.06.05	Rule 8 disclosure - Shell T & T plc
23.06.05	Rule 8 disclosure - Allied Domecq plc
24.06.05	Scheme of Arrangement
24.06.05	Rule 8 disclosure - Allied Domecq plc
24.06.05	Rule 8 disclosure - Shell T & T plc
27.06.05	Rule 8 disclosure - Shell T & T plc
28.06.05	Transaction in own shares
28.06.05	Rule 8 disclosure - Allied Domecq plc
28.06.05	Rule 8 disclosure - Shell T & T plc
29.06.05	Transaction in own shares
29.06.05	Rule 8 disclosure - Allied Domecq plc
30.06.05	Transaction in own shares
30.06.05	Rule 8 disclosure - Allied Domecq plc

01.07.05	Transaction in own shares
01.07.05	Rule 8 disclosure - Allied Domecq plc
01.07.05	Director/PDMR shareholding
01.07.05	Director/PDMR shareholding
01.07.05	Director/PDMR shareholding
04.07.05	Rule 8 disclosure - Allied Domecq plc
04.07.05	Rule 8 disclosure - Allied Domecq plc
04.07.05	Director/PDMR shareholding
05.07.05	Director/PDMR shareholding
06.07.05	Director/PDMR shareholding
07.07.05	Halifax House Price Index June 2005
07.07.05	Director/PDMR shareholding
08.07.05	Director/PDMR shareholding
08.07.05	Director/PDMR shareholding
08.07.05	Director/PDMR shareholding
13.07.05	Rule 8 disclosure - Torex Retail plc
13.07.05	Director/PDMR shareholding
14.07.05	Director/PDMR shareholding
14.07.05	Rule 8 disclosure - Amvescap plc
14.07.05	Rule 8 disclosure - Torex Retail plc
15.07.05	Rule 8 disclosure - Torex Retail plc
15.07.05	Rule 8 disclosure - Amvescap plc
18.07.05	Rule 8 disclosure - Amvescap plc
19.07.05	Rule 8 disclosure - Somerfield plc
19.07.05	Rule 8 disclosure - Amvescap plc
20.07.05	Rule 8 disclosure - Amvescap plc
22.07.05	Rule 8 disclosure - BPB plc
25.07.05	Rule 8 disclosure - Amvescap plc
25.07.05	Rule 8 disclosure - BPB plc
26.07.05	Rule 8 disclosure - BPB plc
26.07.05	Rule 8 disclosure - Torex Retail plc
26.07.05	Rule 8 disclosure - Telecity plc
26.07.05	Director/PDMR Shareholding
27.07.05	Rule 8 disclosure - BPB plc
27.07.05	Rule 8 disclosure - Wyevale Garden Centres plc
27.07.05	Rule 8 disclosure - Torex Retail plc
28.07.05	Rule 8 disclosure - Amvescap plc
28.07.05	Rule 8 disclosure - BPB plc
28.07.05	Rule 8 disclosure - Somerfield plc
29.07.05	Director/PDMR Shareholding
29.07.05	Rule 8 disclosure - Huveaux plc
29.07.05	Rule 8 disclosure - BPB plc
29.07.05	Rule 8 disclosure - Epic Group plc
01.08.05	Rule 8 disclosure - BPB plc
01.08.05	Rule 8 disclosure - Huveaux plc
02.08.05	Rule 8 disclosure - Huveaux plc
02.08.05	Rule 8 disclosure - BPB plc
02.08.05	Rule 8 disclosure - Amvescap plc
02.08.05	Director/PDMR Shareholding
03.08.05	HBOS Interim Results
03.08.05	HBOS Interim Results Part 2
03.08.05	Rule 8 disclosure - BPB plc
03.08.05	Rule 8 disclosure - Huveaux plc
03.08.05	Rule 8 disclosure - Camellia plc
04.08.05	Transaction in Own Shares
04.08.05	Rule 8 disclosure - BPB plc
04.08.05	Rule 8 disclosure - Epic Group plc
04.08.05	Director/PDMR shareholding
05.08.05	Transaction in Own Shares
05.08.05	Halifax House Price Index July 2005
05.08.05	Rule 8 disclosure - Huveaux plc
05.08.05	Director/PDMR Shareholding
08.08.05	Rule 8 disclosure - BPB plc
08.08.05	Rule 8 disclosure - Huveaux plc
08.08.05	Director/PDMR Shareholding

09.08.05	Rule 8 disclosure - Huveaux plc
09.08.05	Rule 8 disclosure - BPB plc
09.08.05	Director/PDMR Shareholding
09.08.05	Director/PDMR Shareholding
10.08.05	Rule 8 disclosure - BPB plc
10.08.05	Rule 8 disclosure - Marconi Corporation
10.08.05	Director/PDMR Shareholding
11.08.05	Rule 8 disclosure - BPB plc
11.08.05	Rule 8 disclosure - Huveaux plc
11.08.05	Director/PDMR Shareholding
11.08.05	Director/PDMR Shareholding
12.08.05	Director/PDMR Shareholding
12.08.05	Rule 8 disclosure - Huveaux plc
15.08.05	Transaction in Own Shares
15.08.05	Rule 8 disclosure - BPB plc
15.08.05	Rule 8 disclosure - Domnick Hunter Group
15.08.05	Director/PDMR Shareholding
15.08.05	Director/PDMR Shareholding
15.08.05	Director/PDMR Shareholding
16.08.05	Transaction in Own Shares
16.08.05	Rule 8 disclosure - BPB plc
17.08.05	Transaction in Own Shares
17.08.05	Rule 8 disclosure - BPB plc
17.08.05	Rule 8 disclosure - Huveaux plc
18.08.05	Transaction in Own Shares
18.08.05	Rule 8 disclosure - Somerfield plc
18.08.05	Rule 8 disclosure - Domnick Hunter Group
18.08.05	Rule 8 disclosure - Marconi Corp plc
18.08.05	Rule 8 disclosure - BPB plc
18.08.05	Director/PDMR Shareholding
19.08.05	Transaction in Own Shares
19.08.05	Director/PDMR Shareholding
19.08.05	Publication of Prospectus
22.08.05	Transaction in Own Shares
22.08.05	Rule 8 disclosure - Domnick Hunter Group
22.08.05	Rule 8 disclosure - BPB plc
22.08.05	Cancellation Treasury Shares
23.08.05	Transaction in Own Shares
23.08.05	Rule 8 disclosure - BPB plc
24.08.05	Transaction in Own Shares
24.08.05	Rule 8 disclosure - BPB plc
24.08.05	Director/PDMR Shareholding
25.08.05	Rule 8 disclosure - BPB plc
25.08.05	Transaction in Own Shares
25.08.05	Rule 8 disclosure - Marconi Corp
26.08.05	Transaction in Own Shares
26.08.05	Rule 8 disclosure - Camellia plc
26.08.05	Rule 8 disclosure - Marconi Corp
26.08.05	Rule 8 disclosure - BPB plc
26.08.05	Rule 8 disclosure - HMV Group
26.08.05	Director/PDMR Shareholding
26.08.05	Director/PDMR Shareholding
30.08.05	Transaction in own shares
30.08.05	Rule 8 disclosure - Marconi Corp
30.08.05	Rule 8 disclosure - BPB plc
30.08.05	Director/PDMR Shareholding
31.08.05	Transaction in own shares
31.08.05	Director/PDMR Shareholding
31.08.05	Rule 8 disclosure - BPB plc
31.08.05	Director/PDMR Shareholding
31.08.05	Director/PDMR Shareholding
01.09.05	Transaction in own shares
01.09.05	Director/PDMR Shareholding
01.09.05	Rule 8 disclosure - Marconi Corporation
01.09.05	Rule 8 disclosure - BPB plc

02.09.05	Transaction in own shares
02.09.05	Rule 8 disclosure - Exel plc
02.09.05	Rule 8 disclosure - BPB plc
05.09.05	Transaction in own shares
05.09.05	Director/PDMR Shareholding
06.09.05	Transaction in own shares
06.09.05	Rule 8 disclosure - BPB plc
07.09.05	Halifax House Price Index August 2005
07.09.05	Director/PDMR Shareholding
07.09.05	Cancellation of Treasury Shares
08.09.05	Transaction in own shares
08.09.05	Rule 8 disclosure - BPB plc
08.09.05	Director/PDMR Shareholding
09.09.05	Transaction in own shares
09.09.05	Blocklisting Interim Review
09.09.05	Rule 8 disclosure - BPB plc
12.09.05	Transaction in own shares
13.09.05	Transaction in own shares
13.09.05	Rule 8 disclosure - BPB plc
14.09.05	Transaction in own shares
14.09.05	Rule 8 disclosure - Marconi Corp
14.09.05	Director/PDMR Shareholding
15.09.05	Transaction in own shares
15.09.05	Rule 8 disclosure – BPB plc
15.09.05	Rule 8 disclosure - Marconi Corp
16.09.05	Transaction in own shares
16.09.05	Rule 8 disclosure - Marconi Corp
16.09.05	Rule 8 disclosure - BPB plc
19.09.05	Transaction in own shares
19.09.05	Rule 8 disclosure - BPB plc
19.09.05	Cancellation of Treasury Shares
20.09.05	Transaction in own shares
21.09.05	Transaction in own shares
21.09.05	Rule 8 disclosure – BPB plc
21.09.05	Director/PDMR Shareholding
22.09.05	Transaction in own shares
22.09.05	Director/PDMR Shareholding
22.09.05	Rule 8 disclosure - BPB plc
23.09.05	Transaction in own shares
23.09.05	Rule 8 disclosure – BPB plc
23.09.05	Rule 8 disclosure - Marconi Corporation
26.09.05	Rule 8 disclosure - Exel plc
26.09.05	Rule 8 disclosure - Marconi Corporation
28.09.05	Transaction in own shares
28.09.05	Rule 8 disclosure - Exel plc
28.09.05	Rule 8 disclosure – Exel plc
28.09.05	Rule 8 disclosure - Somerfield
28.09.05	Rule 8 disclosure – Marconi
28.09.05	Director/PDMR Shareholding
28.09.05	Director/PDMR Shareholding
29.09.05	Rule 8 disclosure – Northgate
29.09.05	Rule 8 disclosure – BPB plc
29.09.05	Director/PDMR Shareholding
30.09.05	Transaction in own shares
30.09.05	Rule 8 disclosure – BPB plc
03.10.05	Transaction in own shares
03.10.05	Rule 8 disclosure - Somerfield plc
03.10.05	Transaction in own shares
04.10.05	Director/PDMR Shareholding
04.10.05	Rule 8 disclosure - Northgate plc
04.10.05	Rule 8 disclosure – BPB plc
04.10.05	Rule 8 disclosure - Domnick Hunter
04.10.05	Cancellation Treasury Shares
04.10.05	Transaction in own shares
05.10.05	Rule 8 disclosure - Marconi Corporation

05.10.05	Rule 8 disclosure – BPB plc
05.10.05	Rule 8 disclosure – Exel plc
05.10.05	Director shareholding
05.10.05	Transaction in own shares
06.10.05	Halifax House Price Index September 2005
06.10.05	Rule 8 disclosure – Marconi Corporation
06.10.05	Rule 8 disclosure – BPB plc
06.10.05	Director shareholding
07.10.05	Transaction in own shares
07.10.05	Rule 8 disclosure - BPB plc
07.10.05	Rule 8 disclosure - Domnick Hunter
07.10.05	Director/PDMR Shareholding
07.10.05	Transaction in own shares
10.10.05	Rule 8 disclosure – BPB plc
11.10.05	Rule 8 disclosure - Heart of Midlothian
11.10.05	Rule 8 disclosure - Exel plc
11.10.05	Rule 8 disclosure – BPB plc
12.10.05	Rule 8 disclosure - Marconi Corporation
12.10.05	Director/PDMR Shareholding
12.10.05	Holdings in Company - Legal & General
12.10.05	Director/PDMR Shareholding
12.10.05	Transaction in own shares
13.10.05	Director/PDMR Shareholding
13.10.05	Rule 8 disclosure - Marconi Corporation
13.10.05	Rule 8 disclosure – BPB plc
13.10.05	Transaction in own shares
14.10.05	Rule 8 disclosure - Marconi Corporation
14.10.05	Transaction in own shares
17.10.05	Rule 8 disclosure – Exel plc
17.10.05	Rule 8 disclosure - Somerfield
17.10.05	Cancellation of Treasury Shares
17.10.05	Transaction in own shares
18.10.05	Rule 8 disclosure – BPB plc
18.10.05	Rule 8 disclosure – BPB plc
19.10.05	Rule 8 disclosure – BPB plc
19.10.05	Rule 8 disclosure – Exel plc
19.10.05	Director/PDMR Shareholding
19.10.05	Transaction in own shares
20.10.05	Rule 8 disclosure – BPB plc
20.10.05	Rule 8 disclosure – BPB plc
20.10.05	Rule 8 disclosure - Marconi Corporation
20.10.05	Transaction in own shares
21.10.05	Rule 8 disclosure – BPB plc
21.10.05	Rule 8 disclosure - Marconi Corporation
21.10.05	Director/PDMR Shareholding
21.10.05	Transaction in own shares
24.10.05	Rule 8 disclosure - Marconi Corporation
24.10.05	Rule 8 disclosure – BPB plc
24.10.05	Director/PDMR Shareholding
24.10.05	Director/PDMR Shareholding
24.10.05	Director/PDMR Shareholding
25.10.05	Transaction in own shares
26.10.05	Transaction in own shares
26.10.05	Rule 8 disclosure – Prudential plc
26.10.05	Rule 8 disclosure – BPB plc
26.10.05	Director/PDMR Shareholding
26.10.05	Director/PDMR Shareholding
26.10.05	Director/PDMR Shareholding
26.10.05	Director/PDMR Shareholding
27.10.05	Rule 8 disclosure – BPB plc
27.10.05	Rule 8 disclosure - Abacus Group plc
27.10.05	Rule 8 disclosure - Prudential plc
28.10.05	Transaction in own shares
28.10.05	Rule 8 disclosure - Prudential plc
28.10.05	Rule 8 disclosure – BPB plc

28.10.05	Director/PDMR Shareholding
31.10.05	Transaction in own shares
31.10.05	Rule 8 disclosure - Prudential
31.10.05	Rule 8 disclosure - O2 plc
31.10.05	Rule 8 disclosure – BPB plc
31.10.05	Rule 8 disclosure - Abacus Group plc
01.11.05	Rule 8 disclosure - O2 plc
01.11.05	Rule 8 disclosure - Prudential plc
01.11.05	Rule 8 disclosure - P & O plc
01.11.05	Rule 8 disclosure - BPB plc
01.11.05	Publication of Final Terms – Treasury Services
01.11.05	Transaction in own shares
01.11.05	Cancellation of Treasury Shares
02.11.05	Rule 8 disclosure - P & O
02.11.05	Rule 8 disclosure - O2 plc
02.11.05	Rule 8 disclosure - Parkdean Holidays
02.11.05	Rule 8 disclosure - Sygen Int
02.11.05	Rule 8 disclosure - Exel plc
02.11.05	Rule 8 disclosure - Prudential plc
02.11.05	Transaction in Own Shares
02.11.05	Director/PDMR Shareholding
02.11.05	Director/PDMR Shareholding
03.11.05	Rule 8 disclosure - P & O
03.11.05	Rule 8 disclosure - BPB plc
03.11.05	Rule 8 disclosure - O2 plc
03.11.05	Rule 8 disclosure - Prudential plc
03.11.05	Director/PDMR Shareholding
04.11.05	Halifax House Price Index October 05
04.11.05	Rule 8 disclosure - P & O
04.11.05	Rule 8 disclosure - BPB plc
04.11.05	Rule 8 disclosure - Parkdean Holidays
04.11.05	Rule 8 disclosure - O2 plc
04.11.05	Rule 8 disclosure - Prudential plc
07.11.05	Publication of Final Terms – Treasury Services
07.11.05	Rule 8 disclosure - O2 plc
08.11.05	Rule 8 disclosure - O2 plc
08.11.05	Rule 8 disclosure - Prudential plc
09.11.05	Transaction in Own shares
09.11.05	Rule 8 disclosure - O2 plc
09.11.05	Rule 8 disclosure - Prudential plc
09.11.05	Director/PDMR Shareholding
10.11.05	Transaction in Own Shares
10.11.05	Rule 8 disclosure - P & O
10.11.05	Rule 8 disclosure - Prudential plc
10.11.05	Rule 8 disclosure - O2 plc
10.11.05	Rule 8 disclosure - O2 plc
11.11.05	Director/PDMR Shareholding
11.11.05	Rule 8 disclosure - O2 plc
11.11.05	Rule 8 disclosure - Prudential plc
11.11.05	Rule 8 disclosure - P & O
14.11.05	Rule 8 disclosure - Prudential plc
15.11.05	Rule 8 disclosure - Prudential plc
15.11.05	Rule 8 disclosure - P & O
15.11.05	Rule 8 disclosure - BPB plc
15.11.05	Rule 8 disclosure - O2 plc
16.11.05	Rule 8 disclosure - O2 plc
16.11.05	Rule 8 disclosure - P & O
16.11.05	Rule 8 disclosure - Prudential plc
17.11.05	Transaction in Own Shares
17.11.05	Rule 8 disclosure - SkyePharma plc
17.11.05	Rule 8 disclosure - O2 plc
17.11.05	Rule 8 disclosure - BPB plc
17.11.05	Rule 8 disclosure - P & O
17.11.05	Rule 8 disclosure - Prudential plc
17.11.05	Director/PDMR Shareholding

18.11.05 Rule 8 disclosure - Kingston Comm (Hull)
18.11.05 Rule 8 disclosure - O2 plc
18.11.05 Rule 8 disclosure - BPB plc
18.11.05 Rule 8 disclosure - Prudential plc
18.11.05 Rule 8 disclosure - P & O
18.11.05 Rule 8 disclosure - SkyePharma plc
18.11.05 Director/PDMR Shareholding
21.11.05 Transaction in Own shares
21.11.05 Rule 8 disclosure - BPB plc
21.11.05 Rule 8 disclosure - P & O
21.11.05 Rule 8 disclosure - Prudential plc
21.11.05 Rule 8 disclosure - SkyePharma plc
21.11.05 Rule 8 disclosure - O2 plc
22.11.05 Rule 8 disclosure - O2 plc
22.11.05 Rule 8 disclosure - Prudential plc
22.11.05 Rule 8 disclosure - P & O
22.11.05 Rule 8 disclosure - SkyePharma
23.11.05 Transaction in Own Shares
23.11.05 Rule 8 disclosure - O2 plc
23.11.05 Rule 8 disclosure - Prudential plc
23.11.05 Rule 8 disclosure - SkyePharma
23.11.05 Rule 8 disclosure - BPB plc
23.11.05 Director/PDMR Shareholding
24.11.05 Publication of Final Terms – Treasury Services
24.11.05 Transaction in Own Shares
24.11.05 Director/PDMR Shareholding
24.11.05 Rule 8 disclosure - O2 plc
24.11.05 Rule 8 disclosure - BPB plc
24.11.05 Rule 8 disclosure - P & O
24.11.05 Rule 8 disclosure - SkyePharma plc
24.11.05 Rule 8 disclosure - Prudential plc
25.11.05 Transaction in Own Shares
25.11.05 Rule 8 disclosure - O2 plc
25.11.05 Rule 8 disclosure - P & O
25.11.05 Rule 8 disclosure - Prudential plc
25.11.05 Rule 8 disclosure - Parkdean Holidays
28.11.05 Transaction in Own Shares
28.11.05 Rule 8 disclosure - Prudential plc
28.11.05 Rule 8 disclosure - O2 plc
28.11.05 Rule 8 disclosure - Parkdean Holidays
28.11.05 Rule 8 disclosure - P & O
29.11.05 Transaction in own shares
29.11.05 Rule 8 disclosure - P & O
29.11.05 Rule 8 disclosure - Parkdean Holidays
29.11.05 Rule 8 disclosure - Prudential plc
29.11.05 Rule 8 disclosure - O2 plc
29.11.05 Cancellation of Treasury Shares
29.11.05 Director/PDMR Shareholding
30.11.05 Transaction in own shares
30.11.05 Rule 8 disclosure - Parkdean Holidays
30.11.05 Rule 8 disclosure - Prudential plc
30.11.05 Rule 8 disclosure - O2 plc
30.11.05 Director/PDMR Shareholding
01.12.05 Transaction in own shares
01.12.05 Rule 8 disclosure – Prudential plc
01.12.05 Rule 8 disclosure - P & O
01.12.05 Rule 8 disclosure - O2 plc
02.12.05 Halifax House Price Index – November 2005
02.12.05 Rule 8 disclosure - P & O
02.12.05 Rule 8 disclosure – SkyePharma plc
02.12.05 Rule 8 disclosure - Prudential plc
02.12.05 Rule 8 disclosure - O2 plc
02.12.05 Rule 8 disclosure – BPB plc
02.12.05 Publication of Final Terms – Treasury Services
02.12.05 Publication of Final Terms – Treasury Services

02.12.05	Publication of Final Terms – Treasury Services
02.12.05	Director/PDMR Shareholding
05.12.05	Rule 8 disclosure – SkyePharma plc
05.12.05	Rule 8 disclosure - O2 plc
05.12.05	Rule 8 disclosure - Prudential plc
05.12.05	Rule 8 disclosure - P & O
06.12.05	Pre-close Trading Statement
06.12.05	Restated Divisional Results
06.12.05	Rule 8 disclosure – SkyePharma plc
07.12.05	Rule 8 disclosure - Prudential plc
07.12.05	Director/PDMR Shareholding
08.12.05	Rule 8 disclosure - P & O
08.12.05	Transaction in own shares
09.12.05	Rule 8 disclosure - Kingston Comm (Hull)
09.12.05	Rule 8 disclosure – SkyePharma plc
12.12.05	Transaction in own shares
12.12.05	Rule 8 disclosure - P & O
12.12.05	Rule 8 disclosure – Redbus Interhouse
12.12.05	Rule 8 disclosure – SkyePharma plc
12.12.05	Rule 8 disclosure – Balfour Beatty plc
12.12.05	Rule 8 disclosure - Prudential plc
12.12.05	Rule 8 disclosure - Prudential plc
12.12.05	Rule 8 disclosure - Prudential plc
13.12.05	Rule 8 disclosure - Kingston Comm (Hull)
14.12.05	Transaction in own shares
14.12.05	Rule 8 disclosure – SkyePharma plc
14.12.05	Rule 8 disclosure – Balfour Beatty plc
14.12.05	Rule 8 disclosure - Prudential plc
14.12.05	Rule 8 disclosure - P & O
15.12.05	Transaction in own shares
15.12.05	Rule 8 disclosure – Balfour Beatty plc
15.12.05	Rule 8 disclosure – Low & Bonar plc
15.12.05	Rule 8 disclosure - Prudential plc
15.12.05	Director/PDMR Shareholding
16.12.05	Transaction in own shares
16.12.05	Rule 8 disclosure - P & O
16.12.05	Rule 8 disclosure - Prudential plc
19.12.05	Rule 8 disclosure - Prudential plc
19.12.05	Cancellation of Treasury Shares
20.12.05	Transaction in own shares
20.12.05	Rule 8 disclosure – Balfour Beatty plc
20.12.05	Rule 8 disclosure – SkyePharma plc
20.12.05	Rule 8 disclosure - Prudential plc
21.12.05	Transaction in own shares
21.12.05	Rule 8 disclosure - Prudential plc
21.12.05	Rule 8 disclosure - P & O
21.12.05	Rule 8 disclosure – SkyePharma plc
21.12.05	Director/PDMR Shareholding
22.12.05	Transaction in own shares
22.12.05	Rule 8 disclosure – SkyePharma plc
22.12.05	Rule 8 disclosure – Balfour Beatty plc
22.12.05	Director/PDMR Shareholding
22.12.05	Director/PDMR Shareholding
22.12.05	Director/PDMR Shareholding
23.12.05	Transaction in own shares
23.12.05	Rule 8 disclosure - Prudential plc
23.12.05	Rule 8 disclosure - P & O
23.12.05	Rule 8 disclosure – Balfour Beatty plc
23.12.05	Rule 8 disclosure – SkyePharma plc
28.12.05	Rule 8 disclosure - Prudential plc
29.12.05	Rule 8 disclosure - P & O
29.12.05	Rule 8 disclosure – SkyePharma plc
29.12.05	Rule 8 disclosure - Prudential plc
30.12.05	Rule 8 disclosure – Balfour Beatty plc
03.01.06	Rule 8 disclosure – Balfour Beatty plc

04.01.06	Rule 8 disclosure – Balfour Beatty plc
04.01.06	Rule 8 disclosure – SkyePharma plc
04.01.06	Rule 8 disclosure – P&O
04.01.06	Rule 8 disclosure – Prudential plc
05.01.06	Directorate Change – HBOS plc
05.01.06	Rule 8 disclosure – SkyePharma plc
05.01.06	Rule 8 disclosure – Balfour Beatty plc
05.01.06	Rule 8 disclosure – Prudential plc
05.01.06	Director/PDMR Shareholding
05.01.06	Director/PDMR Shareholding
06.01.06	Rule 8 disclosure – Balfour Beatty plc
06.01.06	Rule 8 disclosure – Prudential plc
06.01.06	Publication of Final Terms – Treasury Services
06.01.06	Director/PDMR Shareholding
06.01.06	Director/PDMR Shareholding
06.01.06	Director/PDMR Shareholding
09.01.06	Halifax House Price Index – December 2005
09.01.06	Rule 8 disclosure – P&O
09.01.06	Rule 8 disclosure – SkyePharma plc
09.01.06	Rule 8 disclosure – Prudential plc
09.01.06	Director/PDMR Shareholding
10.01.06	Rule 8 disclosure – Prudential plc
10.01.06	Director/PDMR Shareholding
10.01.06	Director/PDMR Shareholding
10.01.06	Director/PDMR Shareholding
11.01.06	Rule 8 disclosure – SkyePharma plc
11.01.06	Rule 8 disclosure – Prudential plc
12.01.06	Director/PDMR Shareholding
12.01.06	Director/PDMR Shareholding
12.01.06	Director/PDMR Shareholding
12.01.06	Rule 8 disclosure – Balfour Beatty plc
12.01.06	Rule 8 disclosure – Prudential plc
13.01.06	Director/PDMR Shareholding
13.01.06	Rule 8 disclosure – SkyePharma plc
13.01.06	Rule 8 disclosure – Balfour Beatty plc
13.01.06	Publication of Final Terms – Treasury Services
13.01.06	Director/PDMR Shareholding
16.01.06	Rule 8 disclosure – P&O
16.01.06	Rule 8 disclosure – Prudential plc
17.01.06	Rule 8 disclosure – Prudential plc
17.01.06	Rule 8 disclosure – P&O
17.01.06	Rule 8 disclosure – SkyePharma plc
17.01.06	Rule 8 disclosure – Balfour Beatty plc
18.01.06	Rule 8 disclosure – Prudential plc
18.01.06	Director/PDMR Shareholding
19.01.06	Rule 8 disclosure – SkyePharma plc
19.01.06	Rule 8 disclosure – Prudential plc
19.01.06	Director/PDMR Shareholding
20.01.06	Rule 8 disclosure – Prudential plc
20.01.06	Rule 8 disclosure – P&O
20.01.06	Rule 8 disclosure – Low & Bonar plc
23.01.06	Director/PDMR Shareholding
23.01.06	Rule 8 disclosure – First Technology plc
24.01.06	Directorate Change – HBOS plc
24.01.06	Rule 8 disclosure – Kingston Comm (Hull)
24.01.06	Rule 8 disclosure – P & O
25.01.06	Rule 8 disclosure – P & O
25.01.06	Director/PDMR Shareholding
25.01.06	Publication of Final Terms – Treasury Services
25.01.06	Publication of Final Terms – Treasury Services
25.01.06	Publication of Final Terms – Treasury Services
26.01.06	Director/PDMR Shareholding
26.01.06	Rule 8 disclosure – P & O
27.01.06	Rule 8 disclosure – Parkdean Holidays
27.01.06	Rule 8 disclosure – P & O

27.01.06	Rule 8 disclosure – Kingston Comm (Hull)
30.01.06	SAR 3 – Cyprotex plc
01.02.06	Publication of Final Terms – Treasury Services
01.02.06	Rule 8 disclosure – SkyePharma plc
01.02.06	Rule 8 disclosure – P & O
03.02.06	Publication of Final Terms – Treasury Services
03.02.06	Director/PDMR Shareholding
03.02.06	Directorate Change – HBOS plc
07.02.06	Publication of Final Terms – Treasury Services
07.02.06	Director/PDMR Shareholding
07.02.06	Director/PDMR Shareholding
07.02.06	Rule 8 disclosure – P & O
08.02.06	Director/PDMR Shareholding
08.02.06	Director/PDMR Shareholding
08.02.06	Publication of Final Terms – Treasury Services
09.02.06	Halifax House Price Index – January 2006
09.02.06	Publication of Final Terms – Treasury Services
09.02.06	Publication of Final Terms – Treasury Services
09.02.06	Publication of Final Terms – Treasury Services
09.02.06	Rule 8 disclosure – P & O
10.02.06	Rule 8 disclosure – P & O
10.02.06	Rule 8 disclosure – Low & Bonar plc
13.02.06	Publication of Final Terms – Treasury Services
13.02.06	Publication of Final Terms – Treasury Services
13.02.06	Rule 8 disclosure – P & O
14.02.06	Rule 8 disclosure – Low & Bonar plc
16.02.06	Director/PDMR Shareholding
17.02.06	Publication of Final Terms – Treasury Services
22.02.06	Director/PDMR Shareholding
24.02.06	Publication of Final Terms – Treasury Services
24.02.06	Publication of Final Terms – Treasury Services
24.02.06	Publication of Final Terms – Treasury Services
24.02.06	Rule 8 disclosure – Pendragon plc
28.02.06	Publication of Final Terms – Treasury Services
01.03.06	Preliminary Results - Part 1
01.03.06	Preliminary Results - Part 2
02.03.06	Transaction in Own Shares
02.03.06	Additional Listing
02.03.06	Publication of Prospectus - Treasury Services
02.03.06	Director/PDMR Shareholding
03.03.06	Transaction in Own Shares
06.03.06	Director/PDMR Shareholding
06.03.06	Director/PDMR Shareholding
07.03.06	Rule 8 disclosure - Pendragon plc
07.03.06	Publication of Final Terms – Treasury Services
07.03.06	Cancellation - Treasury Shares
07.03.06	Publication of Final Terms – Treasury Services
08.03.06	Transaction in Own Shares
08.03.06	Halifax House Price Index – February 2006
08.03.06	Rule 8 disclosure – Parkdean Holidays
09.03.06	Transaction in Own Shares
09.03.06	Director/PDMR Shareholding
10.03.06	Transaction in Own Shares
10.03.06	Blocklisting Interim Review
10.03.06	Notice of AGM
13.03.06	Transaction in Own Shares
13.03.06	Director/PDMR Shareholding
14.03.06	Publication of Final Terms – Treasury Services
14.03.06	Director/PDMR Shareholding
14.03.06	Director/PDMR Shareholding
14.03.06	Director/PDMR Shareholding
15.03.06	Transaction in Own Shares
16.03.06	Transaction in Own Shares
16.03.06	Director/PDMR Shareholding

16.03.06	Director/PDMR Shareholding
17.03.06	Notice of Class Meeting
17.03.06	Transaction in Own Shares
20.03.06	Rule 8 disclosure – Prudential plc
20.03.06	Director/PDMR Shareholding
20.03.06	Director/PDMR Shareholding
21.03.06	Transaction in Own Shares
21.03.06	Publication of Final Terms – Treasury Services
21.03.06	Rule 8 disclosure – Prudential plc
21.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Director/PDMR Shareholding
22.03.06	Rule 8 disclosure – Kingston Comm (Hull)
22.03.06	Rule 8 disclosure – Prudential plc
22.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Director/PDMR Shareholding
23.03.06	Rule 8 disclosure – Prudential plc
23.03.06	Cancellation - Treasury Shares
23.03.06	Director/PDMR Shareholding
24.03.06	Rule 8 disclosure – Prudential plc
24.03.06	Supplementary Prospectus - Treasury Services
24.03.06	Transaction in Own Shares
27.03.06	Director/PDMR Shareholding
27.03.06	Transaction in Own Shares
28.03.06	Transaction in Own Shares
28.03.06	Publication of Final Terms – Treasury Services
29.03.06	Transaction in Own Shares
30.03.06	Director/PDMR Shareholding
30.03.06	Director/PDMR Shareholding
30.03.06	Director/PDMR Shareholding
30.03.06	Director/PDMR Shareholding
30.03.06	Director/PDMR Shareholding
31.03.06	Annual Report and Accounts
31.03.06	Director/PDMR Shareholding
03.04.06	Director/PDMR Shareholding
03.04.06	Director/PDMR Shareholding
04.04.06	Transaction in Own Shares
04.04.06	Rule 8 disclosure – Pendragon plc
04.04.06	Director/PDMR Shareholding
04.04.06	Director/PDMR Shareholding
05.04.06	Transaction in Own Shares
05.04.06	Director/PDMR Shareholding
06.04.06	Transaction in Own Shares
06.04.06	Halifax House Price Index March 2006
06.04.06	Director/PDMR Shareholding
06.04.06	Director/PDMR Shareholding
07.04.06	Transaction in Own Shares
10.04.06	Result of Meeting
11.04.06	Transaction in Own Shares
12.04.06	Transaction in Own Shares
13.04.06	Transaction in Own Shares
13.04.06	Director/PDMR Shareholding
18.04.06	Transaction in Own Shares
19.04.06	Transaction in Own Shares
19.04.06	Director/PDMR Shareholding
20.04.06	Rule 8 disclosure – Mitchells & Butler plc
20.04.06	Cancellation of Treasury Shares
21.04.06	Transaction in Own Shares
24.04.06	Transaction in Own Shares
24.04.06	Rule 8 disclosure – Pendragon plc
25.04.06	HBOS AGM Statement 2006
25.04.06	Rule 8 disclosure – Pendragon plc
26.04.06	Result of AGM
26.04.06	Director/PDMR Shareholding
26.04.06	Publication of Final Terms – Treasury Services

27.04.06	Transaction in Own Shares
27.04.06	Rule 8.3 – Pendragon plc

Documents filed with the Registrar of Companies

The Company has made the following filings during the period:

Date:	Document:	Brief Description:
4th May 2005	Certified copy of Resolutions	Resolutions approved at the AGM of the Company on 27th April 2005, amending the Articles of Association.
4th May 2005	Memorandum and Articles of Association	As amended following the AGM of the Company on 27th April 2005.
5th May 2005	Form 288b	Resignation of Director
9th May 2005	Certified copy of Resolutions	Resolutions approved at the AGM of the Company on 27th April 2005.
9th May 2005	Form 123	Increase in authorised capital
10th May 2005	Annual Report and Accounts	Annual Report and Accounts for the year to 31st December 2004
13th May 2005	Listing Particulars	Listing Particulars relating to 6.475% non-cumulative per cent preference shares of the Company.
13th May 2005	Listing Particulars	Listing Particulars relating to a Programme for the Issuance of Debt Instruments.
13th May 2005	Form 363a	Annual Return
13th January 2006	Form 288a	Appointment of Director
13th January 2006	Form 288b	Resignation of Director
8th February 2006	Form 288a	Appointment of Director
13th March 2006	Form 288a	Appointment of Director – replacement
13th April 2006	Certified copy of Resolution	Extraordinary Resolution approved at a Class Meeting of the holders of the Non-cumulative 6.0884% Preference Shares of £1 each.

The Company has also submitted filings to Companies House in relation to allotments of shares (Form 88(2)), the purchase of the Company's own shares to be held in Treasury (Form 169(1B)) and the cancellation of Treasury Shares (Form 169(A2)). Copies of all of these documents may be obtained from Companies House at Companies House, Crown Way, Cardiff, CF14 3UZ. (e-mail: enquiries@companies-house.gov.uk) or can be downloaded, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Documents published and sent to Shareholders

The Company has published (and sent) the following documents to shareholders during the period:

Date:	Document:
31st August 2005	Interim Report and Accounts (to shareholders who have requested a copy)
10th March 2006	Notice of Annual General Meeting
10th March 2006	Summary Financial Statements
17th March 2006	Notice of Class Meeting of HBOS plc 6.0884% Preference Shareholders
31st March 2006	Annual Report and Accounts for the year ended 31st December 2005

Documents filed with the UKLA Document Viewing Facility

The Company has filed the following documents with the UKLA Document Viewing facility in the period:

Date:	Document:
28th April 2005	Copies of Resolutions passed at the Annual General Meeting of the Company on 27th April 2005.
28th April 2005	Listing Particulars relating to 6.475% non-cumulative per cent preference shares of the Company.
3rd May 2005	Listing Particulars relating to a Programme for the Issuance of Debt Instruments.
5th May 2005	Circular to Halifax plc shareholders relating to the proposed exchange of 6.125% non-cumulative preference shares in Halifax plc for 6.475% non-cumulative preference shares in the Company.
19th August 2005	Prospectus in relation to the U.S.$85,000,000,000 Programme for the Issuance of Debt Instruments dated 15th August, 2005.
31st March 2006	Annual Report and Accounts for the year ended 31st December 2005
11th April 2006	Copies of Resolutions passed at the Class Meeting of the holders of Non-cumulative 6.0884% Preference Shares on 10th April 2006.
26th April 2006	Copies of Resolutions passed at the Annual General Meeting of the Company on 25th April 2006.

The Company's Annual Report for the period ending 31st December 2005 can be found on the Company's website, as can the Annual Review and Summary Financial Statement 2005 and Notice of AGM. Further information regarding the Company and its activities is also available at www.hbosplc.com.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office: HBOS plc, The Mound, Edinburgh, EH1 1YZ.

Contact Details

For further information please contact: Company Secretary Department, HBOS plc, The Mound, Edinburgh. EH1 1YZ.

Lysanne Black,
Senior Deputy Company Secretary.
27th April 2006.

END

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Regulatory Announcement

Go to market news section



RECEIVED
2006 MAY 11

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:51 28-Apr-06
Number	2296C

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

On 28 April 2006, the Company received notification that 6,000 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 4,120,167 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

Close



Companies House
— for the record —

169(1B)

RECEIVED

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	21/03/2006		
For each share:			
Nominal value	25p		
Maximum price paid	981.5p		
Minimum price paid	981.5p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,907,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 24,540.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 23/3/6

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	03	04	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	20,532	162,496	5,610
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	04	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,734		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 188,139
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 6,944
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 1,289
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed K Scullion [signature] Date 3 APRIL 2006

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS plc Allotment 3 April 2006
Certificated Schedule

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Number of Shares
Mrs	Rosemary White	Henderson	Mains of Bridgeton	St. Cyrus	Montrose, Angus	DD10 0DN	381
Mrs	Gita	Patel	119 Falmouth Gardens	Redbridge	Ilford	IG4 5JL	209
Mrs	Rosemary White	Henderson	Mains of Bridgeton	St. Cyrus	Montrose, Angus	DD10 0DN	456
Mrs	Gita	Patel	119 Falmouth Gardens	Redbridge	Ilford	IG4 5JL	243
							1289

RECEIVED



Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Oridinary
Number allotted	12,313	107,940	2,400
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	655.00p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	04	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,953		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	118,463
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	2,954
Name(s): Share Certificates - see attached schedule Address: UK Postcode	Ordinary	3,189
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 4/4/6

** ~~A director /~~ Assistant secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS plc
4 April 2006 Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Exercised Shares
Mr	David	Gibson	Flat 12 Westerham Lodge	22 Park Road	Beckenham	Kent	BR3 1QD	3119
Mr	Matthew	Barnes	14 Balgrave Court	Wellesley Rd	Chiswick	London	W4 4LG	70
								3189


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	900	12,770	117,218
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	597.50p	751.20p	654.00p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	05	04	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	723		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	127,414
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	2,125
Name(s): See schedule attached Address: UK Postcode	Ordinary	2,072
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Assistant Date 5 APRIL 2006

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Add6	Exercised Shares
Miss	Michelle	Hardy	Over Newbold Farm	Newbold Road	Chesterfield		S41 9RP		700
Mrs	Carole Anne	Tasker	43 Dreghorn Loan	Colinton	Edinburgh		EH13 0DA		472
Mr	Adrian	Wyborn	BOS International (Australia) Ltd	Level 25	45 Clarence Street	Sydney	NSW 2000	Australia	900
									2072

RECEIVED
2005 MAY 11 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	06	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	117,037	14,485	2,950
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	751.20p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	06	04	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	8,684		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

ames and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	132,707
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	9,549
Name(s): See schedule attached Address: UK Postcode:	Ordinary	900
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Assistant Date 6 APRIL 2006

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS Allotments - 6 April 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Number of Shares
Mr	David John	Morgan	1 Arran Way	Rothwell	Leeds	LS26 0WB	459
Mr	Michael	Bolger	2 Sefton Lodge	Arlington Road	TWICKENHAM	TW1 2AY	441
							900



Companies House

— for the record —

RECEIVED

2006 MAY 11 P 12:42

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,902	90,501	3,853
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2



Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 7	0 4	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	269		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.90p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited		
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	95,133
UK Postcode HX1 2RG		
Name(s): Computershare Company Nominees Limited		
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	9,441
UK Postcode BS99 7NH		
Name(s): See schedule attached		
Address:	Ordinary	951
UK Postcode		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed K Jeeler Clay Date 7 APRIL 2006

** ~~A director~~ / Assistant Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS Allotment - 7 April 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Number of Shares
Mr	Andrew	White	20 Pickwick Road	Corsham	Wiltshire	SN13 9BT	951


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	13,145	134,696	8,374
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	906	4,153	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.50p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	149,825
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	11,449
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 10 APRIL 2006

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ (Assistant)

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	11 04 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,877	75,000	4,652
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2



Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,132		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	73,612
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	6,655
Name(s): See schedule attached Address: UK Postcode:	Ordinary	10,394
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1



Signed Deputy Date 11/4/6

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver /~~
~~official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS Allotments - 11 April 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Number of Shares
Mr	Graeme Robert Andrew	Shankland	Oakland	5 Hayes Head Road	Hayes	BR2 7HR	1610
Mr	Graeme Robert Andrew	Shankland	Oakland	5 Hayes Head Road	Hayes	BR2 7HR	1718
Ms	Rhona	O'Connor	7 Annsbrook	Clonskeagh	Dublin 14		473
Mr	Michael	O'Gorman	54 Frankfort Avenue	Rathgar	Dublin 6		1562
Mr	Graeme Robert Andrew	Shankland	Oakland	5 Hayes Head Road	Hayes	BR2 7HR	3899
Mr	Keith Grenville	Hockridge	Kay Cottage	27 Fourth Avenue	Fenton-On-Sea	CO13 9DU	1132
							10394


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	12	04	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	97,918	869	8,392
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	779.90p	751.20p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	12	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,781	6,948	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.50p	827.50p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	109,396
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	7,677
Name(s): See attached schedule Address: UK Postcode	Ordinary	1,835
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 12/4/6

Deputy ~~**A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS Allotments - 12 April 2006
Share Certificates

Title	Forenames	Surname	Address				Number of Shares
Miss	Deborah Susan	Carter	35 Roedean Close	Luton		LU2 8QW	630
Mrs	Connie	Flynn	3 Dudgeon Place	Kirkliston	Edinburgh	EH29 9BL	793
Mrs	Jennifer	Reid	5 Mill Close	Crosby		L23 2UD	412
							1835


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,042	57,023	2,461
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	04	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,812		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	54,080
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	9,865
Name(s): See schedule attached Address: UK Postcode	Ordinary	1,393
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1



Signed Deputy   Date 13/4/6

** A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number   DX exchange

HBOS Allotment - 13 April 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mrs	Jennifer	Walker	13 Bogwood Drive	Crossford	Fife	KY12 8QA	263
Mrs	Nicola	Crow	11 Moray Park	DALGERTY BAY	Fife	KY11 9UL	165
Mr	David George	Lambert	114 Oakleigh Road	Clayton	BRADFORD	BD14 6QD	965
							1393



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	18	
Month	04	
Year	2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	60,595	6,717	3,357
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	751.20p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	65,302
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	3,551
UK Postcode BS99 7NH		
Name(s) See schedule attached	Class of shares allotted	Number allotted
Address	Ordinary	1,816
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed Deputy Date 18/4/6

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor.~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS Allotment - 18 April 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mrs	Angela	Bird	14 Walnut Grove	Whitby	Ellesmere Port	CH66 2JZ	283
Mr	Javier	Lanza Sanchez	Paseo de la Castellana 86	5 PTA	28046 Madrid	SPAIN	1533
							1816



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	19	04	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	11,190	63,476	2,102
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 65,168
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 10,486
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 1,114
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Deputy   Date 19/4/6

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number   DX exchange

HBOS Allotment - 19 April 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Miss	Christine	Pathmanathan	157 Baberton Mains Drive	Edinburgh	Midlothian	EH14 3EB	512
Miss	Christine	Pathmanathan	157 Baberton Mains Drive	Edinburgh	Midlothian	EH14 3EB	602
							1114

13,008


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	11,479	48,288	1,299
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	04	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	67,330
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	4,295
Name(s): See schedule attached Address: UK Postcode	Ordinary	1,441
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed Deputy Date 20/4/6

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS Plc - 20 April 2006

Share Certificate

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mrs	Alice	Drummond	89 Abbot Road	Stirling	Stirlingshire		60
Mrs	Julia	Williams	No 14 Glen Falcon Te	Douglas	Isle of Man		917
Mrs	Alice	Drummond	89 Abbot Road	Stirling	Stirlingshire		70
Miss	Valerie Ann	Guy	17 Miller Road	Castle Douglas	Kirkcudbrightshire		394
							1441



Companies House
— for the record —

RECEIVED
2006 MAY 11 P 12:29

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	205,282	396	4,973
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	779.90p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2



Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 21, Month 04, Year 2006	To: Day, Month, Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,323		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	751.20p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address		
Trinity Road, Halifax, West Yorkshire	Ordinary	202,361
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Computershare Company Nominees Limited		
Address		
PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	11,504
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
See schedule attached		
Address	Ordinary	2,109
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 2/4/5

** Deputy A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS Allotment - 21 April 2006

Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Number of Shares
Mr	Adrian John	Drysdale	23 Clos Dwyerw	Castleview	Caerphilly	CF83 1TE	428
Mr	John Patrick	Harrison	243 Melton Road	Edwalton	Nottingham	NG12 4DB	1681
							2109


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	24	04	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,748	138,661	3,341
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	24	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,416	429	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.50p	779.90p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	145,802
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	5,188
Name(s) See schedule attached Address UK Postcode	Ordinary	605
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 27 APR 2006

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS - Allotment 24 April 2006
Share Certificate

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Miss	Naina	Karia	85 Mortlake Road	Ilford	Essex	IG1 2SY	605


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	231,711	1,217	9,669
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	779.90p	751.20p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2



Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	04	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	10,228		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 244,604
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 7,718
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 503
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 27 APR 2006

~~** A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS Allotment - 25 April 2006
Share Certificate

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Number of Shares
Ms	Christine Joan	Bowhill	9 Coppice Close	The Coppice	Aylesbury	HP20 1XT	503

144130

RECEIVED

2006 MAY 11 P 12:20

OFFICE OF INTER CORPORATE


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	369	130,162	7,055
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	574.00p	654.00p	751.20p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	7,333	1,410	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.50p	827.50p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 139,662
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 4,721
Name(s) See Attached Schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 1,946
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed ~~Assistant~~ K Jeelle McKay Date 27 APR 2006

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ Assistant

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS Allotment - 26 April 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add 5	Number of Shares
Mr	Alistair J	Lightbody	22 Crewe Terrace	East Pilton	Edinburgh		EH5 2JU	605
Mr	Philip Arthur Vincent	Edwards	1 Power Place	Attadale	Perth	Western Australia	6156	972
Miss	Teresa Louise	Evans	20 Rue de la Toison D'Or	L 2265 HOLLERICH	LUXEMBOURG			369
								1946

2,11,500.


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	14,083	188,019	5,345
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	27	04	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,540	2,519	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.00p	779.90p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	200,427
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	2,705
Name(s): See schedule attached Address: UK Postcode:	Ordinary	8,374
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 APR 2006

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS Allotment - 27 April 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mr	Gavin Carnegie	Arbuthnott	88 Whitehouse Road	Edinburgh	Midlothian	EH4 6PD	484
Mr	Gavin Carnegie	Arbuthnott	88 Whitehouse Road	Edinburgh	Midlothian	EH4 6PD	555
Mr	Brett	Lennane	50 Brushwood Drive	Rouse Hill	NSW	2155	1767
Mr	Brett	Lennane	51 Brushwood Drive	Rouse Hill	NSW	2156	2169
Miss	Hok-Fong	Chan	5 Caledonian Close	Ilford	Essex	IG3 9QF	631
Mr	Stephen Lee	Dyson	9 Fairmont Avenue	Baulkham Hills	Sydney	New South Wales	2768
							8374



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8625	203928	1827
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	213,270
Name: Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	443
Name: see attached schedule Address: UK Postcode:	Ordinary	667
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 2 MAY 2006

A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange

Certificated
28/04/06

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mr	Aidan	Mccarthy	Knockmanagh	Kilcummin	Kilarney	Co Kerry	476
Mrs	Kamawit	Gill	38 Somerset Waye	Hounslow	Middlesex	TW5 9HG	191

END